UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Mr. Lim Chwee Poh, CEO

Tel: +65 6861 4150

Email:

34 Gul Crescent

Singapore 629538

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The Annual General Meeting of Shareholders of JBDI Holdings Limited (the “Company”) for the fiscal year ended May 31, 2024 was held on May 28, 2025, but was immediately adjourned without conducting any business. The board of directors of the Company determined that it was in the best interests of the Company and its shareholders to adjourn the Annual General Meeting in order to comply with the 15 clear days notice requirement contained in Paragraph 60 of the Company’s Amended and Restated Articles of Association. The Annual General Meeting was adjourned to 11:00 a.m., local time, on June 9, 2025, at the office of the Company located at 34 Gul Crescent, Singapore 629538.

The record date for the adjourned Annual General Meeting has not changed. Shareholders of record as of April 25, 2025 remain entitled to vote at the adjourned Annual General Meeting. Shareholders who have previously submitted their proxy, and who do not want to change their vote, need not take any action. Shareholders who have not yet voted or who have previously submitted their proxy and want to change their vote should follow the instructions included in the proxy materials dated April 28, 2025, except that the extended deadline to vote or to submit proxies is 11:59 p.m. (ET) on June 5, 2025. Shareholders with questions about how to vote their shares (or how to change a prior vote of their shares) should contact Liang Zhaorong at zhaorong.liang@eugroup.com.sg or at +65 6861 4150.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

None

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025	JBDI Holdings Limited

	By:	/s/ Lim Chwee Poh
	Name:	Mr. Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer

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